Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of ADS-TEC Energy Public Limited Company on Form F-4 of our report dated November 27, 2020 which includes an explanatory paragraph as to European Sustainable Growth Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of European Sustainable Growth Acquisition Corp. as of November 16, 2020 and for the period from November 10, 2020 (inception) through November 16, 2020 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 18, 2021